VIA EDGAR

August 4, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	The Crypto Company
Item 4.02 Form 8-K filed June 9, 2025
File No. 000-55726

Dear Ms. Collins:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 24, 2025 (the “Comment Letter”) addressed to The Crypto Company (the “Company”), relating to the Company’s Current Report on Form 8-K filed on June 9, 2025 (the “8-K”).

In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.

1.	Based on the proposed revised disclosures provided in your prior response to comment 1, the correction of errors related to revenue recognition appear to be material to the quarterly periods within fiscal 2023. Please tell if you considered whether the financial statements in the Forms 10-Q filed during fiscal 2023 should no longer be relied upon and revise your Item 2.02 Form 8-K disclosures, as necessary.

With respect to fiscal 2023, the Company believes that the disclosures included in Footnote 3 to the financial statements included in its Form 10-K/A for the year ended December 31, 2023, appropriately describe and quantify all adjustments made to the previously issued interim financial statements for 2023. Accordingly, the Company will amend its Item 4.02 Form 8-K/A to identify the fiscal 2023 interim periods that should no longer be relied upon as a result of these adjustments.

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In connection with the above-referenced filings by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the 8-K; (2) Staff comments or changes to disclosures in response to Staff comments in the 8-K reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 8-K and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter or the Comment Letter to Alan A. Lanis, Jr., Esq. at Baker Hostetler LLP, at (310) 442-8828. Thank you.

Sincerely,

The Crypto Company

/s/ Ron Levy

Chief Executive Officer

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